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                                                          EXHIBIT 99(a)(1)(viii)

                           (MBT FINANCIAL CORP LOGO)

October 30, 2003

Dear Shareholder:

     We are offering to purchase up to 1,250,000 of our common shares (approximately 6.5% of our currently outstanding shares) from our shareholders at a cash price of $18.50 per share. A copy of the Offer to Purchase and the related materials are enclosed.

     If you own less than 100 shares and tender all of your shares, you will receive priority and have all of your shares purchased even if more than 1,250,000 shares are tendered. No brokerage fees or commissions will be charged to you if you tender your shares.

     Our Board of Directors has determined that the purchase of our own shares at this time presents an effective way to utilize our current strong capital base and increase value to our shareholders. Additionally, we believe that this offer is beneficial to our shareholders because it will provide liquidity by giving shareholders an opportunity to sell all or a part of their investment in us on potentially more favorable terms than would otherwise be the case.

     We encourage each shareholder to read carefully the Offer to Purchase and related materials before making any decision with respect to the tender offer. Neither we nor our Board of Directors make any recommendation whether to tender shares to us. You should make your decision independently after consulting with your advisors. To assist us with this offer, we have engaged Howe Barnes Investments, Inc. to serve as the Information Agent and Dealer Manager.

     Representatives from Howe Barnes Investments, Inc. may contact you by phone to make sure you have received the Offer to Purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call Howe Barnes Investments, Inc., toll free, at (800) 800-4693.

     If you intend to deliver documents to the depositary, American Stock Transfer & Trust Company, by mail, we recommend that you use registered mail with return receipt requested, properly insured.

     Unless otherwise extended, the offer will expire at 5:00 p.m. Eastern time on Thursday, December 4, 2003. We again encourage you to read carefully the enclosed materials.

                                         Sincerely,

                                         (MBT Financial Corp Logo)
                                         Ronald D. LaBeau
                                         Chairman and Chief Executive Officer